Andrew Kamal <andrew@starkdrones.org>
to Troy, updates, Netcapital, Netcapital, Paula, Jose, bcc: Andrew

Headline: Major Update: Reimann Computing Reducing The Cost of AI


Riemann
90% LESS DATA.
BIG OPPORTUNITY.
The infrastructure shift behind AI, cloud, and everything you use daily.
wefunder.com/riecomp

Over the past few weeks, we've been building momentum and you're part of the group that saw it early.

Here's where things stand:

▪ **Hundreds of investors** engaging and asking real questions
▪ **300+ webinar registrations** across multiple sessions
▪ **Patents secured protecting** the core technology (U.S. + international)
▪ A live demo showing **~90% data reduction**
▪ Founder with a **track record of building** technology for 39+ startups
▪ Early-stage conversations pointing toward **government and enterprise interest**

This isn't theoretical.

This is infrastructure being built for a problem that's already here.

[View The Offering]

Every device, every platform, every AI system, they all rely on data.
And right now, data is growing faster than systems can handle.

Storage costs.
Transfer bottlenecks.
Scaling limitations.

Now consider what happens when that pressure is reduced by ~90%:

• Less storage required across systems
• Faster movement of data
• Lower operational costs at scale
• Increased efficiency across AI, cloud, and enterprise environments

That's the shift Riemann Computing is working toward.

Most people wait until something is proven at scale.
By then, the opportunity has already repriced.

Right now, you're still in the window where access and positioning matter.

We've put together a dedicated page with everything you need to evaluate the opportunity clearly — from technology to vision to next steps.

If this aligns with how you see the future of data and infrastructure, you can review it here:

[View The Offering]

Riemann Computing is testing the waters for an equity crowdfunding campaign through Wefunder. As always, please conduct your own due diligence and research. None of this is investment or financial advice.

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90% LESS DATA.
BIG OPPORTUNIT


Riemann
Riemann Computi

Riemann Computing Aims to Build a $20M Data Center to Compress the World's Data


Riemann
COMPUTING

Detroit, MI - January 8, 2026 - Riemann Computing, an emerging infrastructure and data-compression company, announced its ambition to develop a state-of-the-art, $20 million data center dedicated to compressing and intelligently managing the world's data. This planned facility is intended to serve as a core engine for high-efficiency data compression, storage, and processing, expanding the company's existing work in telecom and infrastructure-focused technologies.

Riemann Computing's vision is to dramatically reduce the cost and bandwidth requirements associated with large-scale data workloads, enabling enterprises, cloud providers, and emerging AI platforms to transmit and store information far more efficiently. By architecting a purpose-built data center around compression-first and compute-optimized workloads, the company aims to unlock new levels of performance for high-volume data applications, while helping customers shrink their infrastructure footprints and operating costs.

The proposed $20 million facility will be designed to house Riemann Computing's proprietary compression engines and related infrastructure-as-a-service offerings, positioning the company to support diverse use cases ranging from streaming and content delivery to AI inference, analytics, and archival storage. To move from planning to implementation, this $20 million facility requires new funding, and the company is actively seeking capital to support site development, hardware acquisition, and ongoing R&D.

To support this vision, Riemann Computing is "testing the waters" for potential equity crowdfunding, inviting interested supporters and prospective investors to learn more about the company's plans and long-term strategy via invest.riecomp.org and Wefunder. These platforms outline the funding needs for related proposed piloting and provide additional information on the company's technology thesis, market focus, and intended use of proceeds.

For additional information and updates, visit invest.riecomp.org or Wefunder.

DOW 30 ↘ -0.14%	S&P 500 ↗ +0.12%	NASDAQ 100 ↘ -0.15%	GOLD ↘ -2.01%
-68.39 49,374.17	+8.36 7,117.50	-41.00 26,549.34	-96.78 4,724.06

Riemann Computing Launches OpenPeer AI to Boost Efficiency in Machine Learning

FinanceWire

Jan. 23, 2026, 12:44 PM



Detroit-based technology firm **Riemann Computing (https://www.riecomp.org/)** has debuted OpenPeer AI, an open-source family of machine learning models designed to make artificial intelligence systems more efficient and interoperable.

The models, now in early beta on the Hugging Face platform, allow developers and researchers to test approaches that reduce computational demands while maintaining performance. The project comes amid wider efforts in the AI industry to build models that require fewer resources but remain competitive with large proprietary systems.

Founder Andrew Kamal said OpenPeer builds on Riemann Computing's previous research in data compression and decentralized systems, describing the platform as "a step toward more collaborative and resource-efficient AI."

Riemann Computing, formerly known as the Stark Drones Corporation, said it has also begun a regulatory "testing the waters" phase ahead of a possible equity crowdfunding campaign later this year. The step lets potential investors indicate interest before any securities are offered.

The company said feedback from the beta release will help shape the next stage of model development. More information about OpenPeer AI is available on their **Hugging Face page (https://huggingface.co/OpenPeerAI/)**, with details on the exploratory crowdfunding phase at **invest.riecomp.org (https://invest.riecomp.org/)**

Riemann Computing (https://riecomp.org), based in Detroit, is launching OpenPeer AI, an open-source family of machine learning models aimed at improving AI efficiency and interoperability. Currently in early beta on the Hugging Face platform, OpenPeer AI allows developers to experiment with models that reduce computational demands while maintaining performance. Founded by Andrew Kamal, the company is also preparing for an equity crowdfunding campaign later this year

Website: https://riecomp.org (https://riecomp.org)

Contact

Media Relations
Riemann Computing
info@riecomp.org

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MSFT (/stocks/msft-stock)	425.74	7.66	1.83	04/21/2026 12:37:14 PM

Riemann

COMPUTING

Now Crowdfunding on Wefunder

We formerly were on Netcapital and now are "Testing the Waters" for a Wefunder campaign. Please do your own due diligence and research. Be sure to read all the disclosures. None of this is investment or financial advice or solicitation. Information is provided "as is".

Wefunder Campaign

Riemann Computing Testing the Waters for an Equity Crowdfunding Campaign

Riemann Computing is Seeking Funding to Build out a Data Center


Internet Balloon Setup

TROY, MI, UNITED STATES, January 15, 2026 /EINPresswire.com/ -- Riemann Computing is exploring equity crowdfunding on Wefunder as a way to gauge investor interest and bring more people into its mission of rethinking how the world handles data and infrastructure. The company positions this "testing the waters" phase as an opportunity for potential backers to review its vision before a full campaign goes live.

Riemann Computing's mission centers on disrupting telecom and infrastructure while making digital systems more efficient, resilient, and accessible. A key part of that vision is reducing the energy footprint of data and connectivity by using smarter compression, networking, and compute technologies. By focusing on efficiency-first innovation, the company aims to support more sustainable energy use across the broader digital ecosystem.

> We are looking to democratize how data is processed in order to crowdsource innovation for tomorrow's future."
>
> *Andrew Kamal*

As part of its long-term roadmap, Riemann Computing has expressed interest in building a data center that reflects its sustainability and infrastructure goals. The idea is to pair advanced compression and networking with power-conscious design, so that the facility can handle intensive workloads with less wasted energy and a smaller environmental footprint. This prospective data center would serve as both a showcase for the company's technology and a backbone for its future AI and telecom services.

Alongside its infrastructure work, Riemann Computing is developing AI models designed to be efficient, specialized, and tightly integrated with its compression and networking stack. These models are aimed at practical domains such as data processing, distributed systems, and

scientific or industrial workloads, where performance and resource use both matters. The company's broader AI initiative fits into its goal of democratizing powerful computing tools while keeping them aligned with real-world constraints like bandwidth and energy.

By testing the waters on Wefunder, Riemann Computing is inviting a community of early supporters to engage with its plans for sustainable data infrastructure, AI, and a next-generation data center. This exploratory phase lets the team validate interest, refine its narrative, and gather feedback from mission-aligned investors before moving into a formal raise. For potential backers, it is a chance to participate early in a company that frames climate-conscious infrastructure, advanced AI, and connectivity as parts of a single, unified mission.


Founder at Makerfaire


Founder

Andrew M. K. Nassief
Riemann Computing
+1 248-238-8245
info@riecomp.org
Visit us on social media:
LinkedIn
Instagram
YouTube
X

The Tech Community's Efforts to Dethrone OpenAI

by **Andrew Magdy Kamal** January 19th, 2026


OpenAI
Research
Product
Safety
Company
Search
Introducing ChatGPT
We've trained a model called ChatGPT which interacts in a conversational way. The dialogue format makes it possible for ChatGPT to answer followup questions, admit its mistakes, challenge incorrect premises, and reject inappropriate requests.
Try ChatGPT ↗
Read about ChatGPT Plus

ChatGPT family of models, and the remanent of LLMs as search engine reindexing algorithms. They were a private research entity that became a titan now competing with the likes of Google. However, their story is less than glamorous.

They started out as a **non-profit funded by Musk** only to be insanely profit-driven. In fact, they are a **cash-burn** enterprise, and on top of that there are concerns based off of the localization of AI search results, privacy concerns over **social prompt injecting**, the suspicious **death of whistleblower Suchir Balaji**, and questions on whether these LLMs, particularly OpenAI are becoming digitized religions. This all put ChatGPT in the spotlight in a negative sense, and on top of the already burning fire were the **Ann Altman allegations**. The biggest issue, however, is that OpenAI is extremely centralized and has a business model that is based off of incentivizing data harvesting.

On the other hand, there are researchers like me and the growing cyberpunk community who have been working on AI research for many years. The straw that broke the camel's back for me was the localization and privacy concerns that OpenAI has raised. This led me to build AI systems based off of open peering that aims to democratize LLMs and AI applications.

In the last few months, I have done just that through the debut of just some of the open-source models knowns as the **OpenPeer AI** family of models. These models are now available on **Huggingface** for everybody to download and use and is part of larger scale initiatives done by **Riemann Computing** which won **Hackernoon Startup of the Year** for the electronics category.

However, I am not just stopping there. I am also pushing for massive updates to the **decentralized-internet SDK** on GitHub, and at the same time advocating for the use of mathematical constraints to safeguard AI. My goal is simple, to ensure that training for AI is democratized, can be pushed through both multicloud (on-prem and off-prem environments) and doesn’t necessarily need to harvest tons of data towards a single centralized source.

> ***“In addition to this, I am already engaged in writing other articles on Hackernoon that focus on advancing decentralization, promoting advocacy, and discussing the current state of things. ~ Andrew Kamal”***

Watch on

Currently, nearly everyone in the tech community shares a common objective: to de-throne OpenAI. This effort goes beyond merely challenging their monopoly; it also addresses privacy issues and the necessity for safe, democratized, and ethical AI. Without these considerations, the industry's future appears rather bleak. The chaos has been going on long enough, and if OpenAI isn't too busy harvesting massive amounts of data, now **they are adding advertising** for free users in ChatGPT. However, none of these issues compare to the seriousness of Balaji's death, and his memory shouldn't be sunk down the memory hole. Everybody is still wondering what is going on.

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About Author

Andrew Magdy Kamal @TheLoneroFoundation

Big fan of decentralized software and the pursuit of scientific research.

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starkdronesofficial • Follow ...

starkdronesofficial 2w
Some latest videos:
1. https://youtu.be/ojaXjvX3qPY
2. https://youtu.be/R3JHdXaIXzM
via https://starkdrones.org and https://riecomp.org #STEM #innovation #2026 #updates

1

April 4

Riemann
COMPUTING

starkdronesofficial • Follow

starkdronesofficial 4d

We had some recent videos and announcements.

Plans for 250K Subs:
https://youtu.be/ojaXjvX3qPY

Second Webinar:
https://youtu.be/WQDETm5b56Y

Demo Video:
https://youtu.be/rlFqsrE8kFA

Hackernoon's Startup of the Week:
https://youtu.be/p1lsiGabOIl

As always, none of this is investment or financial advice. Do your own due diligence and research.
#STEM #Innovation #tech #startups

1

4 days ago

Build Paradigm Shifts In Computing, Society & Space

We compress network packets and build proprietary compute modules targeting a **90% cost reduction** in data storage and processing

INVEST NOW

Watch Video

175K+
DEVELOPERS

100K+
YOUTUBE SUBS

7
PATENTS

See Our Vision

Watch how we're revolutionizing computing infrastructure

Go Fund Yourself! - Riemann Computing - Pitch Video

Stark Drones Corporation

Watch on

The Problem

Processing data is expensive. **Storing data is even more expensive.**

90%

Cost Reduction Target

Our system allows for over 90% reduction in data storage and processing costs

7

Patents Filed

Including compression algorithm cited by IBM and RedHat

3

Core Technologies

[redacted]

Core Technology

We compress network packets and have our own proprietary compute module known as Signal Computing

1

Innovative

Our core competitive advantage is our unique IP portfolio and approach to research

Scalable

We build technologies that are meant to be horizontally scalable

3

Modular

Our goal is for lots of our core tech to be secure, modular and easy to upgrade

US

US 16/059,633

Compression Algorithm

Granted • Cited by IBM and RedHat

CN

CN 201910729783X

Compression Patent (China)

Granted • Filed Aug 8, 2019

US

US 17/882587

Computing Method

Granted • Filed Aug 7, 2022

ZA

ZA 2019/01105

Communications Protocol

Pending • Low-Frequency Bluetooth

US

US 29/852,695

Modular Space Plane Design

Pending • Filed Sep 8, 2022

TM

NASCRIPT™

Programming Language

Granted • Serial No. 97319685

Starkcom Global Network

Our proposed ISP network that leverages our core compression technology

Feature	Starlink	Amazon Kuiper	Starkcom Global
Launch Cost per Satellite	$300k	$2.8M	**$17.5k**
Minimal Speed (Download/Upload)	100/10 Mbps+	200/50 Mbps+	**100/10 Mbps+**

Feature	Starlink	Amazon Kuiper	Starkcom Global
Price Plan	$499 dish + $99/mo	$569 dish + $110/mo	**Gateways included + ~$5/mo**

* Starkcom Global Satellites are meant to offer connectivity to an estimated 7500 people per sat and are locally targeted solutions

We Publish Top Tier AI Models

We created the OpenPeer AI family of models and are working on cutting edge research. We believe artificial intelligence and LLMs don't need to be so resource extensive.

TARGET EFFICIENCY

85%+

Peer Network Efficiency

Decentralized-Internet SDK

We built the decentralized-internet SDK powered by BOINC. We contribute heavily to the research of high performance computing.

Our Approach

Riemann Computing leverages compression techniques on top of BOINC through open peering and the decentralized-internet SDK via an encrypted endpoint.


Riemann
COMPUTING
We Aim to Build Paradigm Shi
Computing, Society, and Spac
Pitch Deck 2026
Introduction To Rie
Riemann Computin

Open Full Screen

Build Paradigm Shifts

Join us in creating decentralized hubs for innovation and massively disrupting society

INVEST NOW

Contact: info@riecomp.org
Phone: 248-238-8245

Testing the Waters Disclosure

Riemann Computing Inc. is conducting a "testing the waters" process under Regulation Crowdfunding to gauge investor interest in a potential offering. No money or other consideration is being solicited at this time, and if sent, will not be accepted. No offer to buy securities will be accepted, and no part of the purchase price will be received until the offering statement is filed and qualified by the Securities and Exchange Commission (SEC). Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the qualification date. A person's

This communication contains forward-looking statements within the meaning of federal securities laws. Forward-looking statements may generally be identified by the use of words such as "anticipate," "believe," "expect," "intend," "plan," and "will" or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future.

Risk Factors

- We are an early-stage company with a limited operating history and have incurred losses since inception.
- We may not be able to successfully develop, market, and sell our products and services.
- We face significant competition from established cloud service providers with substantially greater resources.
- Our business model is novel and unproven, and we may not be able to achieve or maintain profitability.
- We are dependent on the adoption of peer-to-peer networking technology, which may not occur as anticipated.
- Our intellectual property rights may not be sufficient to protect our competitive position.
- We may require additional capital to fund our operations, which may not be available on acceptable terms or at all.
- Regulatory changes in cloud computing, data privacy, or telecommunications could adversely affect our business.
- The securities offered are illiquid, and there is no public market for them.
- You may lose your entire investment.

Important Information

An offering statement regarding this offering has not yet been filed with the SEC. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful

Riemann Computing
1,489 followers
1mo •


Riemann
COMPUTING

Tue, Mar 3, 1:30 PM - 2:30 PM GMT-05:00

Learn More About Riemann Computing - AI and Infrastructure

Online

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Sign up today via https://lnkd.in/g6c4qFH3

Tue, Apr 14, 1:00 PM - 2:00 PM GMT-05:00

Riemann Computing - Reducing AI and Infrastructure Costs - X2

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Andrew Magdy Kamal

@gamer456148 · Mar 21

Riemann Computing done an Equity Crowdfunding Webinar:
https://www.youtube.com/watch?v=vyHuoR9PDLc&list=PL_XI9KptT7lwMhweCYH1-pC47R_iGm047&index=28
Check out these videos!
via https://starkdrones.org and https://riecomp.org
As always, none of this is investment or financial advice. Please do your own due diligence and research.


Riemann
COMPUTING

Reducing AI's Biggest Cost: The Data Processing Opportunity - Webinar Replay

youtube.com

7



Andrew Magdy Kamal •••

@gamer456148 · Apr 15

Sneak-Peak: Riemann Computing's Latest Update:
https://wefunder.com/riecomp/feed/301062-riemann-computing-latest-update
and quick demo: https://www.youtube.com/watch?v=rIFqsrE8kFA
via https://starkdrones.org and https://riecomp.org

Riemann Computing - Latest Update | Riemann Computing

wefunder.com

8

Riemann Computing
1,489 followers
2w •

2026 Updates with https://cloutcontracts.net + New Webinar?
https://lnkd.in/gSwMUxWW


2026

CloutContracts - April 2026 Update
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Riemann Computing - Latest Update

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Sneak-peak: Yesterday's webinar for Riemann Computing

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Sneak peek ...

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2026

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Riemann Computing done an Equity Crowdfunding Webinar

https://www.minds.com/newsfeed/1882122494117617664


Riemann

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Learn More About Riemann Computing

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Riemann Computing is "Testing the Waters" for another equity crowdfunding campaign

https://www.minds.com/newsfeed/1861952090807984128



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u/LoneroLNR • 4 mo. ago

Merry Christmas! to all who are celebrating today. Here are a few updates for the New Year.

https://www.minds.com/newsfeed/1851017452002467840

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Riemann Computing - Latest Update

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Sneak-peak: Yesterday's webinar for Riemann Computing

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u/LoneroLNR • 1 mo. ago

Riemann Computing done an Equity Crowdfunding Webinar

https://www.minds.com/newsfeed/1882122494117617664


Riemann

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u/LoneroLNR • 3 mo. ago

Riemann Computing is "Testing the Waters" for another equity crowdfunding campaign

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1 0 Share Approved 2 months ago

u/LoneroLNR • 4 mo. ago

Merry Christmas! to all who are celebrating today. Here are a few updates for the New Year.

https://www.minds.com/newsfeed/1851017452002467840

1 0 Share Approved 4 months ago

Summary Cap Table Report

Riemann Computing
As of Dec 06, 2025
Generated by Andrew Magdy Kamal on Dec 06, 2025 UTC

	Shares Authorized	Shares Issued and Outstanding	Fully Diluted Shares	Fully Diluted Ownership	Capital Contribution
Common Stock Share Classes					
Common	31,472,728	31,424,664	31,424,664	80.73%	$368,173
Total Common Stock issued and outstanding			*31,424,664*	*80.73%*	*$368,173*
Preferred Stock Share Classes					
Preferred	7,500,000	7,500,000	7,500,000	19.27%	$0
Total Preferred Stock issued and outstanding			*7,500,000*	*19.27%*	*$0*
Warrants					
Convertibles					
SAFEs (Outstanding)					$0
SAFEs (Converted)					$0
SAFEs (Cancelled)					$0
Convertible Notes (Outstanding)					$0
Convertible Notes (Converted)					$0
Token Warrants					$0
Total Convertibles Issued					*$0*
Total			**38,924,664**	**100.00%**	**$368,173**

Detailed, by Security

Riemann Computing
As of Dec 06, 2025
Generated by Andrew Magdy Kamal on Dec 06, 2025 UTC

Stakeholder Name	Security ID	Common Stock	Preferred Stock	Fully Diluted Shares	Fully Diluted Ownership
Andrew Magdy Kamal	Reserved Pool - Holdings, Emergency Funds, etc.	5,000,000		5,000,000	12.85%
Andrew Magdy Kamal	Founder's Shares	24,000,000		24,000,000	61.66%
Andrew Magdy Kamal	Preferred Shares		7,500,000	7,500,000	19.27%
Andrew Magdy Kamal	SC-5	940,000		940,000	2.41%
Trevor Miller	SC-6	60,000		60,000	0.15%
Go Fund Yourself Show LLC	SC-100	18,219		18,219	0.05%
Reserved Shares for Equity Crowdfunding or Angellist SPVs	SC-167	1,292,800		1,292,800	3.32%
Shares issued to Netcapital	Issued at Close	1,125		1,125	0.00%
Crust Corp (Netcapital Investors)	SC-169	112,520		112,520	0.00%
Fully Diluted Shares		**31,424,664**	**7,500,000**	**38,924,664**	**99.71%**

Detailed Cap Table Report

Riemann Computing

As of Dec 06, 2025

Generated by Andrew Magdy Kamal on Dec 06, 2025 UTC

Certificate ID	Share Class	Issue Date	Shareholder Name	Shares Issued	Shares Outstanding
Reserved Pool - Holdings, Emergency Funds, etc.	Common	05/02/24	Andrew Magdy Kamal	5,000,000	5,000,000
Founder's Shares	Common	06/15/23	Andrew Magdy Kamal	24,000,000	24,000,000
SC-5	Common	05/06/24	Andrew Magdy Kamal	940,000	940,000
SC-6	Common	05/06/24	Trevor Miller	60,000	60,000
SC-100	Common	03/27/25	Go Fund Yourself Show LLC	18,219	18,219
SC-169	Common	12/5/2025	Crust Corp (Netcapital Investors)	112,520	112,520
Shares Issued to Netcapital	Common	12/5/2025	Netcapital	1,125	1,125

Summary Cap Table Report

Riemann Computing
As of Dec 06, 2025
Generated by Andrew Magdy Kamal on Dec 06, 2025 UTC

	Shares Authorized	Shares Issued and Outstanding	Fully Diluted Shares	Fully Diluted Ownership	Capital Contribution
Common Stock Share Classes					
Common	31,472,728	31,424,664	31,424,664	80.73%	$368,173
Total Common Stock issued and outstanding			*31,424,664*	*80.73%*	*$368,173*
Preferred Stock Share Classes					
Preferred	7,500,000	7,500,000	7,500,000	19.27%	$0
Total Preferred Stock issued and outstanding			*7,500,000*	*19.27%*	*$0*
Warrants					
Convertibles					
SAFEs (Outstanding)					$0
SAFEs (Converted)					$0
SAFEs (Cancelled)					$0
Convertible Notes (Outstanding)					$0
Convertible Notes (Converted)					$0
Token Warrants					$0
Total Convertibles Issued					*$0*
Total			**38,924,664**	**100.00%**	**$368,173**

Detailed, by Security

Riemann Computing
As of Dec 06, 2025
Generated by Andrew Magdy Kamal on Dec 06, 2025 UTC

Stakeholder Name	Security ID	Common Stock	Preferred Stock	Fully Diluted Shares	Fully Diluted Ownership
Andrew Magdy Kamal	Reserved Pool - Holdings, Emergency Funds, etc.	5,000,000		5,000,000	12.85%
Andrew Magdy Kamal	Founder's Shares	24,000,000		24,000,000	61.66%
Andrew Magdy Kamal	Preferred Shares		7,500,000	7,500,000	19.27%
Andrew Magdy Kamal	SC-5	940,000		940,000	2.41%
Trevor Miller	SC-6	60,000		60,000	0.15%
Go Fund Yourself Show LLC	SC-100	18,219		18,219	0.05%
Reserved Shares for Equity Crowdfunding or Angellist SPVs	SC-167	1,292,800		1,292,800	3.32%
Shares issued to Netcapital	Issued at Close	1,125		1,125	0.00%
Crust Corp (Netcapital Investors)	SC-169	112,520		112,520	0.00%
Fully Diluted Shares		**31,424,664**	**7,500,000**	**38,924,664**	**99.71%**

Detailed Cap Table Report

Riemann Computing

As of Dec 06, 2025

Generated by Andrew Magdy Kamal on Dec 06, 2025 UTC

Certificate ID	Share Class	Issue Date	Shareholder Name	Shares Issued	Shares Outstanding
Reserved Pool - Holdings, Emergency Funds, etc.	Common	05/02/24	Andrew Magdy Kamal	5,000,000	5,000,000
Founder's Shares	Common	06/15/23	Andrew Magdy Kamal	24,000,000	24,000,000
SC-5	Common	05/06/24	Andrew Magdy Kamal	940,000	940,000
SC-6	Common	05/06/24	Trevor Miller	60,000	60,000
SC-100	Common	03/27/25	Go Fund Yourself Show LLC	18,219	18,219
SC-169	Common	12/5/2025	Crust Corp (Netcapital Investors)	112,520	112,520
Shares Issued to Netcapital	Common	12/5/2025	Netcapital	1,125	1,125

Riemann
COMPUTING

Invest In The Technology Reducing The Cost Of AI.

AI is growing fast, but it's expensive to run. Riemann Computing has 7 patents designed to reduce one of AI's biggest costs: data processing

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Access the offering, sign up to the webinar and get key details while the round is still open.

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How much can you see yourself investing?

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Why AI's Cost Problem Creates Opportunity

AI Is Expanding Rapidly
Adoption is accelerating across industries.

AI Runs on Enormous Data
Processing and moving data is a core operational requirement.

Data Processing Is Expensive
It represents one of the largest ongoing costs in AI systems.

Lower Costs Improve Margins
When AI becomes cheaper to run, profitability increases.

Efficiency Becomes More Valuable as AI Scales
The larger the ecosystem, the greater the benefit of cost reduction.

Riemann Has 7 Patents Targeting This Problem
Positioned to address one of AI's biggest infrastructure expenses.

The Hidden AI Tax

And Why Solving It Creates Leverage

AI systems constantly move, store, and process enormous amounts of data. That movement drives bandwidth, infrastructure, and processing costs.

Data Gravity
AI systems rely on massive datasets that are expensive and difficult to move.

The Transport Tax
Moving data across systems increases bandwidth and infrastructure costs as AI scales.

The Margin Killer
As usage grows, these costs compound, reducing profitability across AI platforms.

LEARN MORE

The Solution

We built patented technology designed to reduce the cost of moving and processing data.

Our technology is designed to reduce how much data needs to be moved and processed. By improving efficiency at the data level, AI systems can operate with lower bandwidth, lower processing demand, and lower infrastructure costs.

What gets cheaper

Bandwidth Costs ↓
Less data transfer reduces network expenses.

Data Movement Overhead ↓
Lower infrastructure strain as systems scale.

Processing Costs per Workload ↓
Reduced compute demand improves efficiency.

When less data has to move and less processing is required, AI systems become cheaper to run.

Built on Real Intellectual Property

A proof stack that's honest and specific.

Early-stage is fine. Vague proof isn't. We show what's real, what's next, and what we're validating.

7 Patents
Our core technology is protected by 7 patents, creating real barriers to entry.

Cited by IBM
Independent citation by IBM signals relevance within the broader technology ecosystem.

Real-World Testing
We're not operating on theory. The technology is being validated through measurable testing.

Early Developer adoption
Developers and engineers are exploring and experimenting with the platform.

Regulatory Filings in Place
Structured disclosures are available for investors conducting due diligence.

What This Capital Unlocks

In the Next 6 Months

Publish Independent Benchmarks
Release clear, measurable performance data so results can be evaluated transparently.

Advance Strategic Letter of Intent
Progress a letter of intent with a national partner representing up to 150,000 potential users.

Launch First Deployable Integration
Build and deploy a working prototype to support initial commercialization.

Capital moves this from validation to deployment.

LEARN MORE

The opportunity is massive

and efficiency gets more valuable as scale grows.

AI Usage Is Expanding Rapidly
More models. More data. More compute demand.

Infrastructure Costs Rise With Scale
Bandwidth, processing, and storage increase as workloads grow.

Cost Reduction Becomes Structural
Efficiency isn't optional, it becomes a competitive advantage.

Why Now?

- AI workloads are increasing exponentially
- Data movement costs compound at scale
- Even small efficiency gains can materially improve margins

Trillions Are Being Committed to AI Infrastructure

Global tech leaders are accelerating capital investment into AI systems and data infrastructure.

"We're planning to invest $60–65B in capex."
Mark Zuckerberg
CEO, Meta

"About $1.4 trillion in AI commitments over the next 8 years."
Sam Altman
CEO, OpenAI

"The cheapest place to run AI may be space."
Elon Musk
CEO, xAI / SpaceX

The AI capital cycle has begun.

FAQ

- Why focus on data movement in AI?
- How big is this opportunity?
- What makes this approach defensible?
- What has been validated so far?
- Who would adopt this technology?
- Why now?
- What are the main risks?
- How does this create upside for investors?

If AI keeps scaling, efficiency becomes non-optional.

AI demand is rising, and infrastructure costs rise with it. If you believe cost reduction becomes a requirement, this is where we're focused.

LEARN MORE

Stark Drones @StarkDrones · Jan 24

Riemann Computing is "Testing the Waters" for another equity crowdfunding campaign: youtu.be/QvPmcMSyX9o
via starkdrones.org and riecomp.org
#startups #tech #innovation


0:17

1 15

Stark Drones @StarkDrones · Apr 16

Hackernoon's Startup of the Week:

youtube.com
Riemann Computing was Hackernoon's Startup of ...
Riemann Computing was Hackernoon's Startup of the Week for last week, in an article published on ...

1 · 14

Stark Drones @StarkDrones · Apr 16

We had some recent videos and announcements.

Second Webinar:
youtu.be/WQDETm5b56Y

Demo Video:
youtu.be/rlFqsrE8kFA

As always, none of this is investment or financial advice. Do your own due diligence and research.
#STEM #Innovation #tech #startups



youtube.com
Riemann Computing - Data Compression - Basic B...
An overview and quick demo of the QDXC file format created by Riemann Computing. Quick note:For the...

1 · 11

ACCESS newswire

Riemann Computing Introduces the OpenPeer AI Family of Models, Testing the Waters for Equity Crowdfunding Campaign

Riemann Computing
January 16, 2026 • 2 min read

DETROIT, MI / ACCESS Newswire / January 16, 2026 / Riemann Computing, formerly known as the Stark Drones Corporation, has announced the debut of its OpenPeer AI family of machine learning models. This release marks the beginning of a "testing the waters" phase in anticipation of an upcoming equity crowdfunding campaign on invest.riecomp.org, also accessible via Wefunder.

The OpenPeer AI initiative represents Riemann Computing's next step in democratizing access to highly efficient artificial intelligence. The models-currently hosted on Hugging Face-are in early beta testing, providing developers and researchers a glimpse of what's to come. These

series (watch the video). Founder Andrew Kamal describes the effort as "a step toward a more open, collaborative ecosystem where AI systems can learn from and interact with one another while remaining accessible to innovators and organizations of all sizes."

The "testing the waters" phase will allow interested supporters to express preliminary investment interest while Riemann Computing continues to refine its technology stack and prepare its platform for broader market adoption. The company has previously been recognized for breakthroughs in data compression-reporting one of the highest lossless compression ratios in the world-and aims to apply similar efficiency principles to the AI domain.

"OpenPeer AI is about openness, interoperability, and peer-driven innovation," Kamal added. "We're building toward a decentralized AI framework that empowers both developers and users to contribute, train, and deploy at scale."

For more information about the OpenPeer AI models or to explore investment opportunities, visit invest.riecomp.org or the Hugging Face Org.

Media Contact
Company Name: Riemann Computing Inc.
Contact Person: Andrew M. K. Nassief
Email: info@riecomp.org
Website: https://riecomp.org

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